LAURENE E. MACELWEE
Vice President
Fund Advisor Compliance
Office: (949) 219-3233
Fax: (949) 719-0804
Email: Laurene.MacElwee@PacificLife.com
VIA EDGAR
June 29, 2011
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Pacific Life Funds File Nos. 333-61366, 811-10385
Dear Mr. Minore:
          This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on June 14, 2011, concerning post-effective amendment No. 67 (“PEA No. 67”) to the Pacific Life Funds’ registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on April 18, 2011 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Trust’s response.
1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: Derivatives: please review each fund’s use and disclosure of derivatives instruments in accordance with the ICI letter on derivatives to ensure that each fund’s disclosure is appropriately tailored for each fund.

Response: The prospectus disclosure regarding derivatives has been reviewed and certain revisions have been made, to the extent applicable, reflecting the guidance provided in the July 30, 2010 letter from Barry D. Miller to Karrie McMillan.

3.	Comment: Please review each fund’s principal investment strategies discussion in the summary prospectus to ensure that it includes a discussion of when the advisor would sell securities.

Response: The prospectus disclosure has been amended accordingly.

4.	Comment: PL Income Fund: Please update the disclosure in the “fund performance” section of the summary prospectus to conform with Form N-1A, instruction 1(b) to Item 4(b)(2).

Response: The prospectus disclosure has been amended accordingly.

5.	Comment: In the “General Investment Information” section appearing on page 31, please clarify that the Trust’s Board may not change fundamental policies of the funds without shareholder approval.

Response: The prospectus disclosure has been amended accordingly.

6.	Comment: Towards the end of the same section appearing on page 32, where the Trust discusses changes to the target allocations or rebalancing, please consider adding a statement that such changes may occur without shareholder approval.

Response: The prospectus disclosure has been amended accordingly.

7.	Comment: In general, please confirm in your response letter that any waiver or expense cap agreement related to the funds has been, or will be, filed with the Rule 485(b) filing; and (ii) with regard to the fee tables appearing in the summary prospectuses, if recoupment is permitted by the terms of the agreement, please disclose that fact in the footnote.

Response: We confirm that any waiver agreement and/or expense reimbursement agreement has been filed or will be filed with the Rule 485(b) filing. With regard to the second comment, the prospectus disclosure has been amended accordingly.

8.	Comment: For each fund, please revise the fund performance section of the summary prospectus to disclose that the performance is shown against a “broad measure of market performance.”

Response: The prospectus disclosure has been amended accordingly.

9.	Comment: PL Managed Bond Fund: In the “Principal investment strategies” section of the summary prospectus, where the fund discusses selecting securities of a certain duration, please disclose the benchmark index’s duration.

Response: The prospectus disclosure has been amended accordingly.

10.	Comment: PL Mid Cap Equity Fund and each of the “Cap Funds”: Please ensure that the risk disclosure in the statutory section of the prospectus adequately discloses the risks associated with the fact that certain securities purchased by the fund may be outside of the market caps normally associated with the fund’s name, despite the fact that such securities are included in the fund’s benchmark index.

Response: In addition to risk disclosures associated with each applicable market capitalization in the summary and statutory prospectuses for the PL Mid-Cap Equity Fund and each “Cap Fund”, the statutory prospectus includes the following disclosure in the “General Investment Information” section:

“A company’s “capitalization” is a measure of its size. Capitalization is calculated by multiplying the current share price by the number of shares held by investors. Since companies’ market capitalizations fluctuate due to price volatility, capitalization ranges used to determine eligibility of the indexes may be affected. Therefore, the capitalization ranges may be modified from time to time. Capitalization is determined at time of investment. For example, a fund which invests principally in the securities of small-capitalization companies may continue to hold those securities even if they become mid-capitalization companies. Similarly, a fund which invests principally in securities of mid-capitalization companies may continue to hold those securities even if they become large-capitalization companies. Conversely, a fund which invests principally in the securities of large-capitalization companies may continue to hold those securities even if they become mid-capitalization companies. A fund may add to a position if it is outside the applicable ranges as long as the fund continues to meet any “name test policy” requirements as described below. Many of the benchmark indexes that are used to give you an idea of the capitalization range for the size of companies that a fund may invest in are periodically reconstituted by the index provider. When this is done, it is possible that a fund may hold a significant number of holdings with capitalizations that are no longer within the capitalization range of the reconstituted index.”

In addition, we note that the PL Mid-Cap Equity Fund defines “medium-sized companies” for purposes of compliance with its Rule 35d-1 80% policy by reference to securities with a capitalization within the capitalization range of its benchmark index. Accordingly, we believe this existing disclosure adequately conveys the principal risks associated with mid-capitalization securities in which the PL Mid Cap Equity Fund principally invests. For similar reasons, we believe that the existing disclosures for the other funds that use “cap” in their names appropriately convey the principal risks associated with their principal investments.

11.	Comment: PL Real Estate Fund: For the purpose of the fund’s Rule 35d-1 80% policy, please clarify in the summary prospectus what is meant by the term “operating in the real estate and related industries.”

Response: The prospectus disclosure has been amended accordingly.

12.	Comment: PL Emerging Markets Fund and any other non-U.S. equity fund: Please confirm in your response letter that the Trust will supplement its registration statement in the event that a fund has a specific strategy to invest 25% or more of its assets in a single country to disclose the country name and any associated risks.

Response: The Trust currently does not have any funds with a specific investment strategy to invest 25% or more of its assets in a single country and will supplement its registration statement in such an event.

13.	Comment: PL Small-Cap Growth Fund: On page 52 of the statutory prospectus, please clarify that additions to a stock where the issuer has grown beyond the range of companies included in the indexes are not included in the Rule 35d-1 80% policy calculation.

Response: The sentence has been removed from the fund disclosure and clarified in the General Investment Information section of the prospectus.
All of the changes reference above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter, please contact me at (949) 219-3233.
Sincerely,
/s/ Laurene E. MacElwee